GOLDEN GOLIATH RESOURCES LTD.

INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of Golden Goliath Resources Ltd. (the “Corporation”) for use at the Annual General Meeting of shareholders of the Company (the “Meeting”) to be held in the Boardroom at Suite 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on January 20, 2010 at 2:00 PST (Pacific Standard Time) for the purposes set forth in the Notice of Annual General Meeting of Shareholders (the “Notice”) accompanying this Circular.

The solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally by directors, officers and regular employees of the Company.  The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the “Proxy”) are officers of the Corporation.  A registered shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named as the proxy of the shareholder and may exercise this right either by inserting that person’s name in the blank space provided in the Proxy and striking out the other names or by completing another proper form of proxy.  To be effective, Proxies must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.

Proxies given by registered shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered shareholder, or by the registered shareholder’s attorney duly authorized in writing, at the registered office of the Corporation, #711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

NON REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

By choosing to send these materials to the NOBOs directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing their proper voting instructions.

The Meeting Materials sent to Non-Registered Holders who have not waived the right to receive meeting materials are accompanied by a request for voting instructions (a “VIF”).  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Holder.  VIFs, whether provided by the Corporation or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his or her nominee the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING AND DISCRETION OF PROXIES

The common shares of the Corporation represented by the Proxies solicited by management of the Corporation pursuant to this Circular will be voted or withheld from voting in accordance with the directions contained therein.  If no directions are given, the common shares will be voted FOR the election of management’s nominees as directors of the Corporation, and FOR the appointment of management’s nominee as auditors of the Corporation and authorizing the directors to fix their remuneration.  The Proxy confers discretionary authority on the persons named therein in respect of amendments or variations to the matters referred to in the Notice and in respect of other matters that may properly come before the Meeting, or any adjournment thereof.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares (previously defined as “Common Shares”).  As at the effective date of the Management Information Circular (the “Effective Date”), which is December 16, 2009, the Corporation has 60,934,037 Common Shares without nominal or par value outstanding.  The Common Shares are the only securities entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business of December 16, 2009 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces property endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demand not later than ten (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and Executive Officers (as hereinafter defined in “Compensation of Executive Officers”) of the Corporation, as at the Effective Date, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

ELECTION OF DIRECTORS

Management is proposing to nominate eight (8) directors.  The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the Board of Directors.  Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors.  Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation or the provisions of the Business Corporations Act (British Columbia) to which the Corporation is subject.

Name, Municipality of Residence(1) and Present Position with the Corporation	Principal Occupation for Preceding Five Years	Year First Elected	Number and Percentage of Shares Owned or Over Which Control is Exercised(2)
J. Paul Sorbara Surrey, B.C. President, Director and Promoter	Geologist; President and Director of Minera Delta S.A. de C.V. since 1992 and President and Director of Sorbara Geological Consulting Limited since August 1986	1997	1,119,600(4) (1.8%)
Daniel Nofrietta Fernandez Chihuahua, Mexico Director	Geologist and President and Director of Exploration of Minera Delta S.A.de C.V. since July 1992	1997	1,067,000 (1.8%)
Richard W. Hughes Sechelt, B.C. Director	President and Director of various mining, exploration and development companies; President of Hastings Management Corp. since 1982	1998	300,000 (<1%)
Edward K. Sorbara(3) Toronto, Ontario Director	Principal, the Sorbara Group and President and Director of Sorbara Services Limited, a real estate development and investment group since 1967	1997	361,625 (<1%)
Andrew MacG. Robertson(3) West Vancouver, B.C. Director	Civil Engineer; President of Robertson Geo Consultants Inc. since 1994, Chairman of InfoMine Inc. Since 1994	1998	201,000(5) (<1%)
Rob Hutchinson Surrey, B.C. Director	President of E. Charge Canada Corporation since 1997; President and Founder of Summit Network Integrators Corporation from 1995 to 1997	2000	Nil
Marc Legault Toronto, Ontario Director	Mr. Legault has been with Agnico-Eagle Mines Limited since 1988 and is currently Vice-President, Project Development.	2006	Nil
Stephen Pearce(3) Vancouver, B.C. Corporate Secretary Chief Financial Officer Director	Corporate and securities lawyer	2006	94,000 (<1%)

(1)

The information as to municipality of resident and past occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2)

The information as to the number of voting shares beneficially owned or over which a director exercises control or discretion, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)

Denotes members of the Corporation’s Audit Committee.

(4)

These shares are registered in the name of Sorbara Geological, a private company owned by Paul Sorbara, President of the Corporation.

(5)

These shares are registered in the name of A. MacG. Robertson & Associates Inc. and A. MacG. Holdings Inc., of which Andrew MacG. Robertson is the sole owner of all issued voting shares.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed herein, no proposed director:

(a)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director of executive officer of any company (including the Corporation) that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

as subject to an event that resulted, after the director ceased to be a director or executive officer in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Stephen Pearce was a director of Daren Industries Ltd. until May 2002.  On May 1, 2002, Daren Industries Ltd. was placed into receivership, with a receiver-manager having been appointed pursuant to the terms of loan, supply and security agreements dated July 19, 2000 and a general security agreement dated July 25, 2000.  Stephen Pearce was a director of Fall River Resources Ltd. which was the subject of a cease trade order for 43 days for failure to file financial statements which were being amended.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth all annual and long term compensation for services in all capacities to the Corporation for the three most recently completed fiscal years, in respect of the individual(s) who were, at the end of the most recently completed fiscal year, acting in a capacity similar to Chief Executive Officer of the Corporation and the four most highly compensated Executive Officers whose compensation was greater than $100,000 (“Named Executive Officer(s)”).

The compensation for the Named Executive Officers for the Company’s three most recently completed financial years is as set out below:

					Non-Equity incentive plan compensation		Pension Value ($)	All other Comp'n ($)	Total compen-sation ($)
Name and Principal Position	Year[1]	Salary ($)	Share-based awards	Option-based awards	Annual incentive plans ($)	Long term incentive plans ($)
J. Paul	2009	$120,000	Nil	450,000	Nil	Nil	Nil	Nil	$120,000
Sorbara	2008	$120,000	Nil	Nil	Nil	Nil	Nil	Nil	$120,000
CEO	2007	$120,000l	Nil	450,000	Nil	Nil	Nil	Nil	$120,000
Stephen	2009	$60,000	Nil	75,000	Nil	Nil	Nil	Nil	$60,000
Pearce	2008	$60,000	Nil	Nil	Nil	Nil	Nil	Nil	$60,000
CFO	2007	$15,000l	Nil	75,000	Nil	Nil	Nil	Nil	$15,000

1

Financial year ended August 31.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.  No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

Stock Options

The Corporation has a formal Stock Option Plan, previously approved by the shareholders of the Corporation.  During the fiscal year ended August 31, 2009 no stock options were granted to the Named Executive Officers.

Value Vested or Earned During the Year

There were no options vested or earned for the Named Executive Officers during the year ended August 31, 2009.

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not provide retirement benefits for directors or executive officers, and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between the Corporation and the Named Executive Officers, except as referred to under the heading “Employment/Management Contracts” below.

The Corporation has no plans or arrangements in respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers’ employment with the Corporation or from a change of control of the Corporation or a change in the executive officers’ responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth information for each Named Executive Officer in respect of each exercise of options and free standing SARs, if any, during the Corporation’s most recent fiscal year and the fiscal year end of unexercised options and SARs.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/Unexercisable	Value of Unexcercised In the Money Options at Financial Year-End(1) ($) Exercisable/Unexercisable
J. Paul Sorbara	none	n/a	1,100,000/nil	nil/nil
Stephen Pearce	none	n/a	525,000/nil	nil/nil

(1)

Unexercised “in the money” options refer to the options in respect of which the market value of the underlying securities as at the fiscal year-end exceeds the exercise price of the option.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s financial year ended August 31, 2009, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by securityholders	5,470,000(1)	$0.32	623,403(2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,470,000	$0.32	623,403

(1)

Options outstanding which have been granted pursuant to the Company’s Stock Option Plan.

(2)

The Company has a rolling stock option plan.  The aggregate number of common shares reserved for issuance is a maximum of 10% of the issued and outstanding share capital of the Company at the date of grant.  As of August 31, 2009, 6,093,403 options remain available for future issuance.

EMPLOYMENT/MANAGEMENT CONTRACTS

The Corporation intends on paying each of J. Paul Sorbara, Daniel Nofrietta Fernandez and Stephen Pearce monthly salaries of $10,000, $4,000 and $ 5,000 respectively.

Hastings Management Corp., a company wholly owned by Richard Hughes, was paid $53,330for the year ending August 31, 2009 pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with the public recording requirements of the Company’s business; communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public, providing  access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

During the most recently completed financial year, no director or senior officer, nominee for election as a director, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, been indebted to the Corporation nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and below, or as previously disclosed, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or Named Executive Officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

Audit Committee

A summary of the responsibilities, activities and membership of the audit committee is set out below.

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities.  The Committee reviews the financial reports and other financial information provided by the Corporation to regulatory authorities and its shareholders and reviews the Corporation’s systems of internal controls regarding finance and accounting including our auditing, accounting and financial reporting processes.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements.

•

Review and appraise the performance of the Corporation’s external auditors.

•

Provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee is comprised of three directors as determined by the Board of Directors.  At least one member of the Committee should have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

The members of the Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee is to meet at least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee is to meet at least annually with the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update the Charter annually.

(b)

Review the Corporation’s financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditors.

Provided pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Corporation’s financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Corporation’s auditing and account principles and practices as suggested by the external auditors and management.

(d)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)

Review certification process.

(i)

Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

(a)

Review any related-party transaction.

Composition of the Audit Committee

The following are the members of the Committee:

	Independent (1)	Financially Literate (1)
Stephen Pearce	N	Y
Edward Sorbara	Y	Y
Andrew MacG. Robertson	Y	Y

(1)

As defined by Multilateral Instrument 52-110 (“MI 52-110”)

The Corporation is relying on the exemption provided under Section 6.1 of MI 52-110.

Relevant Education and Experience

Each audit committee member has gained financial literacy through their years of experience serving as directors or officers of other companies.  In these positions, each member would be responsible for receiving financial information relating to their company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results.  Each member has a good understanding of the junior mining business which the Corporation engages in and has an appreciation for the relevant accounting principles for that business.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
August 31, 2009 estimated)	$35,000	Nil	Nil	Nil
August 31, 2008	$35,000	Nil	Nil	Nil

(1)

Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

(2)

Fees charged for tax compliance, tax advice and tax planning services.

(3)

Fees for services other than disclosed in any other column.

STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Company’s approach to corporate governance is set out below.

Board of Directors

The Board currently consists of eight (8) directors: J. Paul Sorbara, the Company’s President and Chief Executive Officer, Daniel Nofrietta Fernandez, Richard Hughes, Andrew MacG. Robertson, Edward Sorbara, Marc Legault, Rob Hutchinson and Stephen Pearce who is the Chief Financial Officer and Secretary.

The Guidelines suggest that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors.  A director is “independent” if the individual has no direct or indirect material relationship with the Corporation which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment whether on the Board or a committee of the Board.  Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the Corporation is considered to have a material relationship with the Corporation.  Of the current Board the following members are independent:  Andrew MacG. Robertson, Edward Sorbara, Marc Legault, Richard Hughes and Rob Hutchinson.  The following members are not independent: J. Paul Sorbara, Daniel Nofrietta Fernandez and Stephen Pearce as they are executive officers of the Corporation.

Directorships

The following table sets forth the directors of the Corporation who currently serve as directors of other reporting issuers:

Name of Director	Other Reporting Issuers
J. Paul Sorbara	Director of Horizon Industies Ltd.
Richard W. Hughes

Abitibi Mining Corp., Alamos Gold Inc., Amador Gold Corp., Chalice Diamond Corp., Fortune River Resources Corp., Genco Resources Ltd., Golden Chalice Resources Inc., Gryphon Gold Corporation, Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Kootenay Gold Inc., Radiant Resources Inc., Sedex Mining Corp. and Zinccorp Resources Inc.

Andrew MacG. Robertson	Director of Gemcom Software International Inc.
Rob Hutchinson	Director of Serebra Learning Corporation
Stephen Pearce	Sable Resources Ltd., Fall River Resources Ltd., Neodym Technologies Inc. and Sunorca Development Corp.

Orientation and Continuing Education

The Corporation does not provide a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with the Corporation, the current directors and members of management.  Directors are also encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board has not, to date, adopted a formal written Code of Business Conduct and Ethics.  The current limited size of the Corporation’s operations, and the small number of officers and employees, allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained.  As the Corporation grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination of Directors

The Board selects new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the CEO.  The Board monitors, but does not formally assess, the performance of individual Board members or committee members or their contributions.

Compensation Committee

The Board has not, to date, constituted a compensation committee.

Other Board Committees

The Corporation has one standing committee, the Audit Committee.  Please refer to the “Audit Committee” section.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Corporation’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.  The entire Board is responsible for selecting new directors and assessing current directors.  A proposed director’s credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director’s nomination.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Appointment of Auditor

The Shareholders of the Corporation will be asked to vote for the re-appointment of Morgan & Company, Chartered Accountants, as auditor of the Corporation.  Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution re-appointing Morgan & Company, Chartered Accountants, as auditor for the Corporation for the ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of Morgan & Company, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation Articles.

Continuance of Share Option Plan

In accordance with the Exchange’s policy governing stock options, all issuers are required to adopt a share option plan pursuant to which stock options may be granted.

The Corporation currently has a share option plan (the “Plan”) as previously approved by the directors, and as also approved by the Shareholders of the Corporation at the Annual and General Meeting held on January 20, 2009.  The Plan complies with the requirements of the Exchange Policy 4.4 for Tier 2 issuers.  The Plan provides for the issuance of stock options to acquire up to 10% of the Corporation’s issued and outstanding capital as at the date of grant.  This is a “rolling” plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Corporation’s issued and outstanding share capital increases.

The Exchange Policy requires that such Plans be approved by shareholders annually, at the Corporation’s annual general meeting.  Continuation of the Plan will be subject to the approval of the Shareholders of the Corporation and review and acceptance by the Exchange.

A copy of the Plan will be available at the Meeting for review by Shareholders.  In addition, upon request, Shareholders may obtain a copy of the Plan from the Corporation prior to the Meeting.

The principal features of the Plan are as follows:

(a)

the option is non-assignable and non-transferable other than by will or the laws of descent and distribution;

(b)

for stock options granted to employees or other service providers (including management company employees), the Corporation is required to represent that the proposed optionee is a bona fide employee or service provider, as the case may be, of the Corporation or of any of its affiliates;

(c)

if an optionee ceases to be employed by the Corporation (other than as a result of termination with cause) or ceases to act as a director or officer of the Corporation or a subsidiary of the Corporation, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)

in the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option , whichever is earlier;

(e)

the term of an option cannot exceed five years from the date of grant;

(f)

the options will be vested on a basis to be determined by the directors and may be vested immediately upon granting;

(g)

the maximum number of common shares that may be granted to an optionee within a one year period may not exceed 5% of the issued common shares at the time of grant (on a non-diluted basis);

(h)

any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan; and

(i)

the issuance to any consultant, within a one-year period, of a number of shares may not exceed 2% of the issued common shares.

Accordingly, shareholders will be requested at the Meeting to pass an ordinary resolution in the following form:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The adoption of the Corporation’s Stock Option Plan be ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

2.

The Corporation be authorized to grant stock options for up to 10% of the common shares of the Corporation outstanding from time to time pursuant and subject to the terms and conditions of the Stock Option Plan;

3.

The previous existing stock options granted to directors, officers and other insiders be ratified, confirmed and approved; all existing stock options becoming subject to the provisions of the Stock Option Plan upon adoption by the Corporation;

4.

The Board of Directors be authorized on behalf of the Corporation to make any amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of the Shareholders of the Corporation, in order to ensure adoption of the Stock Option Plan; and

5.

Any one director or officer of the Corporation be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.”

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Shareholders may contact the Corporation to request copies of the Corporation’s financial statements and MD&A by sending a request to the Vancouver office of the Corporation.  Financial information is provided in the Corporation’s comparative financial statements and MD&A for the financial year ended August 31, 2009.

Certificate For Alberta Shareholders

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The Corporation is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange.  The following is required by the Securities Rules (Alberta):

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 16th day of December, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS

"J. Paul Sorbara"

“Stephen Pearce”

      President

Director